

06004451



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A6 3/11/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *52483*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 01, 2005__ AND ENDING __December 31, 2005__
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　GONOW SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____3580 Wilshire Boulevard, 17th Floor____
　　　　　　　　　　　　　(No. and Street)

Los Angeles,	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____James Michael Mosher____　　　　　　　　　　　____323 466 6948____
　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
　　MELVIN CROSBY & ASSOCIATES, INC.　CERTIFIED PUBLIC ACCOUNTANT.

(Name – *if individual, state last, first, middle name*)

____1800 N. Highland Avenue, Suite 604, Los Angeles, CA 90028____
　　(Address)　　　　　　　　　(City)　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __James Michael Mosher_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__GoNow Securities, Inc._____, as
of __December 31,_____, 20 _05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None_____

_____

_____

                                        Signature

                                        President/CCO/CEO.
See attached Acknowledgement   Title

(Notary Public)

This report ** contains (check all applicable boxes):
- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California   )
                      } ss.
County of _Riverside_   )

On _February 24, 2006_ before me, _Roberta L. Reynolds_,
Date   Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared _James Michael Mosher_,
Name(s) of Signer(s)

    ☐ personally known to me
    ☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

    Roberta L. Reynolds
Signature of Notary Public

ROBERTA L. REYNOLDS
Commission # 1395245
Notary Public - California
Riverside County
My Comm. Expires Jan 21, 2007

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _Oath or Affirmation_

Document Date: _February 24, 2006_   Number of Pages: _Rgt Ack'n_

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer

Signer's Name: _James Mestric_

☐ Individual
☑ Corporate Officer — Title(s): _Pres, CO, CEO_
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _GoWW Securities_

RIGHT THUMBPRINT
OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2005

GONOW SECURITIES, INC.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

CONTENTS

MELVIN CROSBY & ASSOCIATES, INC.
Melvin E. Crosby, CPA
35-688 Cathedral Canyon Drive, Suite 120
Cathedral City, CA 92234

REPORT OF INDEPENDENT AUDITOR

Board of Directors
GoNow Securities, Inc.
Los Angeles, California

I have audited the accompanying statements of financial condition of GoNow Securities, Inc. as of December 31, 2005 and related statements of income (loss), changes in shareholder's equity and cash flows for the year ended December 31, 2005. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of GoNow Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the several financial statement presentations. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, said financial statements referred to above present fairly, in all material respects, the financial condition of GoNow Securities, Inc. as of December 31, 2005 and the results of its operations, shareholder's equity and cash flows and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Melvin Crosby
_____
Melvin E. Crosby, CPA

Los Angeles, California
February 22, 2006.

GONOW SECURTIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash	$	13,751.38
Due from former officer, net of allowance for bad debts $13,415.00		-
CRD account		17.50
Total assets	$	13,768.88

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Shareholder's equity

Common stock		--
Additional paid in capital		336,257.72
Accumulated deficit		(322,667.59)
Total Equity	$	13,590.13
Total liabilities and Shareholder's equity	$	13,768.88

The accompanying notes are an integral part of these financial statements.

4

GONOW SECURITIES, INC.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenue

Interest Income	$ 133.78
Other Income	195.75
	329.53

Operating Expenses

Bad debt	13,415.00
Bank Charges	35.35
Other Expenses	969.44
Professional Fees	60,353.33
NASD Fees & Assessment	5,982.00
Postage & Delivery	179.07
Rent	763.00
Total Expenses	81,697.19
(Loss) before income tax	(81,367.66)
Provision for income taxes	--
Net (Loss)	$(81,367.66)

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Stock Shares	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2003	--	$ --	$278,563	$(267,155)	11,408
Capital Contributed			83,712		83,712
Net (Loss)				(81,368)	(81,368)
Balance, December 31, 2004			362,275	348,523	13,752

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Operating Activities

Net loss from operations	$(81,368)
Increase in CRD account	(2,326)
Balance in CRD account	18
Cash Flow from Investing Activities	0
Cash Flow from Financing Activities	
Capital Contributed	83,712
Increase in Cash	2,344
Cash: Beginning of the Year	11,408
Cash: End of the Year	$ 13,752

Supplemental Cash Flow Information:

Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

7

GONOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 – GENERAL AND ORGANIZATION

GoNow Securities, In., the Firm, was formed in July 2000 as a Nevada Corporation. The Firm is a registered Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). During 2005 the Firm's NASD Rule 1017 Continuing Membership Application "CMA" was approved in April. The Principal and his FINOPS that later assumed his role failed to commence the Firm's approved securities business. Ownership, therefore, brought on Mr. Peter Van Lam to implement the approved business activities. Mr. Lam [without notice], walked away from his duties to the Firm at close of a three day NASD staff on-site visit for the Firm's first 6-month Broker Dealer examination, and failed to respond to NASD staff request for further documentation. As a result, NASD staff placed the Firm on interim suspension on December 13, 2005 from conducting securities business until it receives a letter from NASD staff in response to Firm's request to resume securities business. On December 23, 2005 the Firm gave notice to NASD District Office that while no resignation letter was received from Mr. Lam, and due to his apparent unprofessional conduct during NASD examination of the B/D, ownership took proactive steps to replace Mr. Lam effective December 20, 2005 [without disruption in registered representation] and await staff written approval to resume securities business activities as approved.

NOTE 2 – NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See p.9 net capital calculation.

NOTE 3 – DUE FROM FORMER OFFICER

There was misappropriation of funds by Mr. Keny Edgar Chang, the Firm's former President .The matter has been investigated and being referred to legal advisors for collection. However, the full amount has been reserved for possible uncollectibility.

NOTE 4 - SUBSEQUENT EVENT

The Firm continues to await staff written approval to resume its securities business.

NOTE 5 – USE OF ESTIMATES

Management's estimates and assumptions used in preparation of compliant financials during the reporting period may differ from actual results.

GONOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of Financial condition	$13,752
Less Non Allowable Asset CRD account	(18)
NET CAPITAL	**$ 13,734**

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	**$ 8,734**
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$13,734

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 0
Percentage of aggregate indebtedness to net capital	NA
Percentage of debt to debt-equity to total Computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is reconciliation, as of December 31, 2004 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d)(4):

Net capital per FOCUS report	$13,734
Post closing bookkeeping adjustment	35
Net capital –Audited	$ 13,769

The accompanying notes are an integral part of these financial statements

PART II

CO NOW SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

MELVIN CROSBY & ASSOCIATES, INC.
Melvin E. Crosby, CPA
35-588 Cathedral Canyon Drive, Suite 120
Cathedral City, CA 92234

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GoNow Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of GoNow Securities, Inc. (the "Firm") for the year ended December 31, 2005. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Firm that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Firm :(1) in making quarterly securities examinations. Counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Firm does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedure are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Firm's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Melvin Crosby
Melvin E. Crosby, CPA
Los Angeles, California
February 22, 2006